For Immediate Release	28 May 2010

"WPP plc ("WPP")

Voting rights and Capital 28 May 2010

WPP confirms that its capital consists of  1,258,102,324 ordinary shares with voting rights.

WPP holds 2,191,471 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,255,910,853.

The figure of  1,255,910,853 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP,  under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan, WPP	+44 (0) 207 408 2204